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SEC FILE NUMBER
8-68346

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elara Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Ave Suite 1900

(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Somekh	212-430-5870	david.somekh@elarasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Road Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

State of Texas | County of Brazoria

I, David Somekh, ~~swear (or~~ affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elara Securities Inc., as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
Tyrrell J Cherry
ID NUMBER 132769360
COMMISSION EXPIRES November 6, 2024

Signature: ______________________

Title: President

Notary Public

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2023

With Report of Independent Registered Public Accounting Firm

Elara Securities Inc
Table of Contents
March 31, 2023

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Elara Securities, Inc.

We have audited the accompanying statement of financial condition of Elara Securities, Inc. as of March 31, 2023, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Elara Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Elara Securities, Inc. as of March 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 20, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Elara Securities, Inc.
Statement of Financial Condition
As of March 31, 2023

Assets

Cash and cash equivalents	$	380,893
Accounts Receivable and Due from related parties		20,420
Furniture and equipment, net		1,098
Prepaid expenses and other assets		14,249
Total Assets	$	416,660

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	10,187
Total Liabilities	$	10,187
Stockholder's Equity		
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value		10
Additional paid-in-capital		3,491,327
Retained earnings (deficit)		(3,084,864)
Total stockholder's equity		406,473
Total Liabilities and Stockholder's Equity	$	416,660

The Notes to Financial Statements are an integral part of this statement.

Balance sheet control

$ -

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is approved to provide broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. It also operates as a chaperoning broker-dealer for its foreign affiliates. The Company is a wholly owned subsidiary of Elara Capital, Inc. (the "Parent").

Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipment	4 years
Furniture and fixtures	4 years

Revenue Recognition
On April 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Interest

b. Investment banking, Merger and Acquisition (M&A) Services

c. Investment Brokerage Fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

New Accounting Standards
The Company is evaluating the new accounting standards and will implement as required.

Revenue from Contracts with Customers:
Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The company performs fundraising activities (including for funds) and may also provide mergers/acquisition services. None were provided for the twelve months ending March 31, 2023.

The agreements may contain nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of March 31, 2023.

Investment Brokerage Fees (Gross):
The Company is approved to earn sales/trading profits on behalf of its related party. This includes performing riskless principle fixed income transactions (buying low and selling high, matching buyer/seller), among other strategies. Fees are transaction based, including trade execution services, and are recognized at the point in time that both legs of a trade have settled.

Accounts Receivable and Due from Related Parties
Accounts receivable and due from related parties are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability to collect from its customers or related parties. The Company generally believes all accounts receivable are collectible and therefore no allowance has been recorded. The Company has $770/- trade receivable from Elara Capital Plc at March 31, 2023, due from Elara Capital Plc and $19,650/- due from its parent for shared expenses.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its Parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has adopted provisions of FASB Interpretation #48, Accounting for Uncertainty in Income Taxes (FASC 740-10), under this interpretation the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing Authority examines the respective position. The Company has evaluated each of its tax positions and determined that it has no uncertain tax positions at March 31, 2023.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes result primarily from a net operating loss carryforward and temporary differences related to net property and equipment, and start up costs for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of the net operating loss carryforward and timing difference, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax assets or liabilities during the year.

Income Taxes (continued.)
The Company has net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits associated with net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax, business, and other planning strategies will enable the Company to utilize the net operating loss carryforwards. To the extent that available evidence raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining, among other items, useful lives of tangible assets and deferred income taxes. Actual results could differ from those estimates.

Net Loss and Retained Earning Deficit

As of March 31, 2023, the Company had a retained earnings deficiency of $3,084,864, which is included in the statement of changes in stockholders equity. However, the financial statements have been prepared on a going concern basis as the ultimate parent company has pledged its continuing support for a minimum of 12 months from the date of issuing these financial statements.

Cash and Cash Equivalents

The Company considers cash equivalents as highly liquid investments with maturities of 90 days or less that are not held for resale.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a jointly owned by Elara Capital Plc- a Corporation established under the laws of the United Kingdom and Elara Capital (Mauritius) Limited (wholly owned subsidiary of Elara Capital Plc). Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company. The Company has certain transactions with its related parties. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company has entered into an agreement with its Parent whereby the Company will pay the overhead and operational expenses of the Parent. Such costs include payroll, employee related benefits, and general operating expenses which are partially allocated to the Parent. The total of such expenses allocated to the parent under the Expense sharing Agreement for the year ended March 31, 2023, plus other direct payments to vendors by the company on the parent's behalf was $27,290. The Expenses allocated under the ESA are recorded as a reduction of expenses on the statement of operations. The total amount due from the Parent was $19,650 at March 31, 2023 and is included in the amount due from related parties in the statement of financial condition.

During the year ended March 31, 2023, Elara Capital, Plc paid $18,761 (100% of the Company's revenue) to the Company for its share of transactions that the Company was involved in, at March 31, 2023. The amount due form Elara Capital Plc was $770 and is included in Accounts Receivable and Due From Related Parties.

The amount due from related parties is non-interest bearing and is anticipated to be satisfied through normal business operations.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2023:

Office equipment	$ 29,409
Less: disposal	(19,870)
Less: accumulated depreciation	(8,441)
Furniture and equipment - net	$ 1,098

Depreciation expense charged to operations amounted to $789 for the year ended March 31, 2023.

4. Income Taxes

The provision for (benefit from) income taxes consists of the following for the year ended March 31, 2023:

Current expense	
Federal	-
State	-
Provision/(benefit) for income taxes	$ -

The Company's deferred tax assets at March 31, 2023 are as follows:

We believe that it is more likely than not that the benefit from $3,704,626 in Federal and state NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $777,971 on the deferred tax assets related to these Federal and state NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of March 31, 2023, will be accounted for as a reduction of income tax expense and be recorded as an increase in equity. The Company's current year income tax benefit is $66,534 which has been reduced to zero via current year valuation allowance.

5. Operating Lease

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease, for office and secretarial space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short- term leases on a straight-line basis over the lease term.
Other information related to leases as of March 31, 2023:

The average discount rate is 5%.

The Company has a 12 month lease for its office space under a non-cancelable operating lease from January 1, 2023 through December 31, 2023. Lease expense was $25,692 for the fiscal year ending March 31, 2023, which consists of $9,337 short term lease cost and $16,355 operating lease cost.

Future minimum lease payments are $29,700 for the fiscal year ending March 31,2024.

6. Concentration and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. The Company's cash balances exceed such insured limits at times.

The processing of certain revenue transactions was completed by Elara Capital, Plc in the United Kingdom. Such activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

For the year ended March 31, 2023, 100% of the Company's revenue was derived from one customers.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2023, the Company had net capital and minimum net capital required of $370,636 and $250,000, respectively. The Company's ratio of net capital to indebtedness was 0.0275 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through May 20, 2023, the date of financial statement issuance.

9. PPP Loan

On August 8, 2020 and March 3, 2021, the Company borrowed in total $41,666 from Radius Bank under the Small Business Administration's Paycheck Protection Plan program. The loan matures five years from the first disbursement of funding date and carries a 1% annual Interest rate that accrues monthly. Funds from the loan may qualify for forgiveness if the proceeds are used for payroll costs, rent and benefits. The Company intends to use the entire loan for qualifying expenses. The Company believes it qualifies for the forgiveness of this loan and will be recorded as a reduction in liabilities and increase in income when the approval for forgiveness is received. The company got the approval for forgiveness of first loan taken on August 8, 2020 for an amount of $20,833 during the financial year ended on March 31, 2022 and we got the approval for forgiveness of second loan taken on March 03, 2021 for an amount of $20,833 during the financial year ended March 31, 2023.

10. Retirement Plan

The Company adopted a 401K plan in the current fiscal year, the plan has a provision for Company to contribute 3% of Gross Salary, The Company contribution for the year ending March 31, 2023 was $4,000 and is included as Salary and Benefits on the Statement of operations.